Exhibit 3.2(A)



Section 3.2  Number, Method of Election and Classification of Directors

            (a) The number of Directors which shall constitute the Board of Directors shall be fixed by resolution of the Board of Directors. Directors need not be stockholders.

            (b) The Board of Directors shall be divided, equally or as nearly equal in number as possible, into three classes each of which shall serve for a term of three years. Each term shall continue for the number of years stated and until their successors are elected and have qualified. A majority of Directors in office may increase or decrease the number of directors in each class. A Director's term of office shall begin immediately after election.